October 4, 2005



Mr. James Carroll
Chief Financial Officer
American Petroleum Group, Inc.
1400 N. Gannon Drive, 2nd Floor
Hoffman Estates, IL 60194


	Re:	American Petroleum Group, Inc.
      Form 10-KSB/A for Fiscal Year Ended December 31, 2004
      Filed August 12, 2005
      Form 10-QSB/A for Fiscal Quarter Ended March 31, 2005
      Filed August 12, 2005
      Response Letter Dated August 12, 2005
      Form 10-QSB for Fiscal Quarter Ended June 30, 2005
      Filed August 22, 2005
		File No. 0-49950



Dear Mr. Carroll:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2004

General

1. Many of our comments apply to more than one document (i.e.
Forms
10-QSB for the fiscal quarter ended March 31, 2005 and June 30,
2005)
or more than one section. To prevent the issuance of similar comments, please review all areas of corresponding disclosure in the various filings and make appropriate changes to all affected sections and documents. That will eliminate the need for us to issue repetitive or similar comments.

Description of Business

Overview

2. We note your disclosure that you acquired a 20-year mining lease on March 9, 2001 and terminated the lease during the nine months ended December 31, 2003. You further state that in your opinion, "there will be no continuing liability," and refer the reader to the
Schedule 14C filed with the Commission on February 13, 2004 "for additional details on this matter." As we are unable to locate the additional information you reference, please provide your basis for determining that you have no outstanding liability associated with this lease.

Alliance Petroleum Products Company

3. We note your disclosure that "The Company`s current direction is in the manufacturing and distribution of petroleum and related products for the automotive industry." Please expand this disclosure to clearly indicate the following, without limitation, as outlined in
Item 101 of Regulation S-B:

* Principal products or services and their markets;
* Distribution methods of the products or services;
* Competitive business conditions and your competitive position in the industry and methods of competition;
* Sources and availability of raw materials and the names of principal suppliers;
* Dependence on one or a few major customers;
* Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

Subsequent Transactions

4. Please explain the accounting impact, if any, upon signing the Letter of Intent, dated December 1, 2004, with Oilmatic Systems
LLC.

Plan of Operations

5. We note your reference to the acquisition of American Petroleum Products Company under this subtitle and your previous reference to the acquisition of Alliance Petroleum Products Company ("Alliance").
We further note that American Petroleum Products, Inc. was formerly known as Alliance Petroleum Products, Inc. Please revise your discussion of this acquisition throughout your filings to ensure consistency in your disclosure so as not to confuse the reader.

Results of Operations: For the Year Ending December 31, 2004 vs.
December 31, 2003

6. Please reconcile your statement that Interest expense was
$25,475
and impairment to Goodwill was $822,262 to your Consolidated
Statements of Operations.

Liquidity and Financial Resources

7. Please reconcile the amount you disclose as Net cash used by operating activities of $1,441,080 to the amount presented in your Consolidated Statements of Cash Flows.

Description of Property

8. With respect to your manufacturing and distribution facility in Bedford Park, Illinois, we note that you do not have a formal lease and are not presently paying rent for this property "due to a dispute with the former President of the Company, who is also the owner of this property." Please tell us how you have considered the guidance in paragraph 8 of SFAS 5 regarding this loss contingency.

Legal Proceedings

9. Please tell us how you have accounted for the defaulted loan agreement between your subsidiary and Harris Bank of Chicago, Illinois, if applicable.

Management`s Discussion and Analysis or Plan of Operation

10. Please indicate whether or not you have any off-balance sheet arrangements, as required by Item 303(c) of Regulation S-B.

Financial Statements

Report of Independent Registered Public Accounting Firm

11. Please have your auditors explain how the additional procedures they performed to change their opinion from qualified to unqualified did not require a dual dated audit report.

12. Please provide a detailed analysis of the relevant terms of each promissory note referenced in the teleconference held September 21,
2005 with us that resulted in the initial qualified opinion. In this regard, please address the accounting impact of each note on the financial statements for the fiscal year ended December 31, 2004 and any subsequent financial statements filed with the Commission, if applicable.

Consolidated Statements of Operations

13. It appears from your disclosures that you have not included depreciation relating to property, plant and equipment in your determination of Gross Profit. Please revise your calculation to include all costs and expenses associated directly with or allocated to your products sold. These costs and expenses should include inventoriable costs of assets incident to or necessary for production of your product, including applicable depreciation, depletion and amortization. Refer to SAB Topic 11:B. In addition, revise any discussion throughout your filing of Gross Profit, as appropriate.

14. We are unable to recalculate the amount you present as loss per share for the fiscal year ended December 31, 2003. Please provide a reconciliation of the $1.14 loss per share.

Consolidated Statements of Cash Flows

15. Please confirm that the amount shown as an investing outflow under Acquisition of new subsidiary represents cash paid. In this regard, we note your disclosure within Note F that "The aggregate acquisition price was $856,200, which consisted of 1,107,500 of the
Company`s common stock valued at $0.54 and cash advances outstanding to Company at the time of consummation of the transactions."

16. Please reconcile amounts shown as financing cash inflows under Issuance of common stock, totaling $44,400, and Increase in additional paid-in capital, totaling $629,575 and $482,000, to the Consolidated Statements of Stockholders` Equity (Deficit) for each period presented.

Note C - Summary of Significant Accounting Policies

Revenue

17. Please compare and contrast your revenue recognition accounting policy with the guidance in SAB Topic 13. Additionally expand your accounting policy disclosure to clearly state how the criteria identified in SAB Topic 13 are met based on the specific terms of the transactions that generate revenue under your current state of operations.

Note F - Business Combinations

18. With respect to the transaction with Pascal Energy, Inc. on April
1, 2003, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent return of those shares to the treasury on your Consolidated Statements of Stockholders` Equity (Deficit).

Motor Parts Warehouse, Inc. ("MPW")

19. With respect to this transaction, please explain the accounting impact associated with the issuance of 5,000,000 common shares and the subsequent lapse of the option to acquire all of the outstanding stock of MPW.

Alliance Petroleum Products Company

20. Please revise your disclosure so the reader clearly understands which entity you refer to as "AMAI."

21. We note that you have consolidated the operations of Alliance since July 1, 2004 while you state within the Description of Business section that "It is the opinion of current management that the terms of the amendment as contained above, are unenforceable against the Company." Please provide an analysis of the terms of the amendment you believe are unenforceable against the Company. In addition, explain how you have accounted for the assumption of "all payment obligations and all other agreements of Alliance as set forth in the including four "Promissory Notes;" and assumption of "all payment obligations and all other agreements of Alliance to the Harris Bank."

22. Please provide a reconciliation of the line item that includes the write-off of goodwill, totaling $822,262.

Note G - Notes Payable to Stockholders

23. We note that you received $500,000 from stockholder/officers who transferred shares of their stock into an escrow account where the shares were then sold and that the "balance sheet as of December 31,
2003 was restated to record the $500,000 liability and reduce additional paid-in capital." Please explain (i) why you adjusted additional paid-in capital, (ii) where this adjustment is reflected in your Consolidated Statements of Stockholders` Equity (Deficit), and (iii) where you have reflected the receipt of the $500,000 in the
Consolidated Statements of Cash Flows for the fiscal year ended
December 31, 2003.

Note I - Related Party Loans Payable to Officers/Stockholders

New Century Capital Consultants, Inc. - Note Payable

24. With respect to the note payable outstanding with New Century Capital Consultants, Inc., we note your disclosure that the "lender may convert the principal amount and any accrued interest into common stock of the Company based upon a formula equal to 40% below the closing bid price of the stock starting after six months from execution of this agreement." Please tell us the accounting impact, if any, this particular term had on recording the note payable and whether or not the lender has converted any of the principal amount into shares of common stock of the Company.

25. We note your disclosure that "On October 18, 2004, the Company received notice from the lender that, in its opinion, the Company was in default on the arrangement as a result of distributions to classes of equity holders and possibly transfer of material assets." Please provide an update on this assertion and an analysis that supports your position that these "assertions are unfounded."

Former President

26. We note your disclosure that the "amount recorded by the Company represents the estimated fair value of the liability of the amount assumed at the time of purchase of APPC. It appears that the liability represents funds advanced for working capital." You further state that "As a result of other contingencies that of the purchase of AAPC the final settled amount of this liability could be significantly different from the present recorded amount [sic]." Tell us how you have considered the disclosure guidance in paragraphs
9 and 10 of SFAS 5.

Other Stockholders

27. We note your disclosure that "Certain notes have provisions including options to purchase additional common shares at $.01 per share." Please tell us the accounting impact, if any, this term has on recording these notes payable.

Note J - Stockholders` Equity

28. Please provide a reconciliation of the common stock issued during the periods presented as referenced in this footnote to the Consolidated Statements of Stockholders` Equity (Deficit).

Form 10-QSB for the Fiscal Quarter Ended June 30, 2005

Note G - Notes Payable

Highgate House Funds, Ltd.

29. Please expand your disclosure to identify the number of shares the Lender will receive upon conversion of the convertible debenture into shares of your common stock.

30. Please explain how the financing expense of $2,782,500 was determined and where the total amount due under the Convertible debenture of $425,000 is presented in your Interim Balance Sheets.

Note H - Payroll Services

31. Please revise your disclose to fill in the items marked $xxxx.

Closing Comments

       As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief
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Mr. James Carroll
American Petroleum
October 4, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010